UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of September 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

[ELECTRICIDADE DE PORTUGAL LOGO]	Lisbon, September 26th 2003

Reuters:                             EDPP.IN / EDP.N

Bloomberg:            EDP PL / EDP US

Investors & Analysts’ Briefing

EDP GROUP SELLS 10.000.000 SHARES IN IBERDROLA, S.A.

EDP Participações, SGPS, S.A., a wholly owned subsidiary of EDP – Electricidade de Portugal, S.A., sold, today, to Banco Bilbao Vizcaya Argentaria, S.A, a block of 10.000.000 shares representing a 1.11% stake in the Spanish electricity company Iberdrola, S.A., for a value of €153.900.000

By virtue of this transaction, EDP Participações, SGPS, S.A., now holds 17.050.000 shares representing a 1.89% stake in Iberdrola, S.A.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel:	+351 21 001 2834
Fax:	+351 21 001 2899

Email:	ir@edp.pt
Site:	www.edp.pt

EDP - Electricidade de Portugal, S.A.	Sede: Praça Marquēs de Pombal, 12	1250-162 Lisboa Portugal
Capital Social: € 3,000, 000, 000	Matricula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 30, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director